October 10, 2014

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: John Reynolds

Re:	CannLabs, Inc.
Form 8-K
Filed August 15, 2014
File No. 333-155318

Dear Mr. Reynolds:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated November 12, 2014 with respect to the Current Report on Form 8-K filed by CannLabs, Inc. (the “Company”) with the SEC on June 12, 2014 and subsequently amended on August 15, 2014 and September 12, 2014 (the “Form 8-K”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it filed via EDGAR Amendment No. 3 to Current Report on Form 8-K (the “Amendment”) reflecting the changes made in response to the Staff’s comments.

Staff Comments and Company Responses

Form 8-K/A filed August 15, 2015

Special Note Regarding Forward Looking Statements, page 2

1.	We note that you claim the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We also note your risk factor on page 15 which states that your common stock is a “penny stock”; as defined under Rule 3a51-1 of the Exchange Act. Given your disclosure that your common stock is “penny stock” please revise this section to remove the reference to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised the text of its Special Note Regarding Forward Looking Statements on page 2 of the Amendment to remove the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2.	Please revise to identify the accredited investor who purchased the 500,000 shares of the Series A Convertible Preferred Stock.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 3 of the Amendment to identify the accredited investor who purchased the 500,000 shares of the Series A Convertible Preferred Stock.

3.	Please revise to identify the accredited investor who entered into the Note Purchase Agreement to purchase up to $750,000 of senior secured convertible promissory notes.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 4 of the Amendment to identify the accredited investor who entered into the Note Purchase Agreement to purchase up to $750,000 of senior secured convertible promissory notes.

Business, page 6

4.	Given that you derive revenues from CannLabs Colorado, please revise to provide the disclosures required by Item 101(h)(4) for this entity. Also, please revise to discuss the nature of your relationship with CannLabs Colorado.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure in the Amendment to provide the disclosures required by Item 101(h)(4) for CannLabs Colorado. In addition, the Company has revised its disclosure on page 6 of the Amendment to discuss the nature of its relationship with CannLabs Colorado.

5.	Please provide supplemental support for your assertion that CannLabs Colorado is the first state-certified cannabis testing lab in the country or revise to characterize this statement as management’s belief.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has removed the referenced language from the Amendment.

6.	Please revise your Business section to include the disclosures required by Item 101(h)(4)(x) with respect to your research and development activities.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 8 of the Amendment to include the disclosures required by Item 101(h)(4)(x) with respect to its research and development activities.

7.	Please revise to address the material terms of the License Agreement and the Administrative Services Agreement.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 6 of the Amendment to address the material terms of the License Agreement and the Administrative Services Agreement.

Services, page 6

8.	Given that it appears you have a single licensing agreement, please revise to describe your dependence on CannLabs’ testing lab in Denver or alternatively, please tell us why you are not dependent upon your agreement with this lab. See Item 101(h)(4)(iv) of Regulation S-K.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 7 of the Amendment to describe its dependence on CannLabs Colorado’s testing lab in Denver, Colorado.

9.	We note your disclosure in the consulting and research sections which indicate that the company provides customized consultation programs, advanced research and help to develop better cannabis products. Your disclosure in the introductory business section indicates that you provide software, an internet portal along with administrative services to CannLabs Colorado. Please revise the disclosure in the consulting and research sections to clearly differentiate the business provided by the company and the business conducted by CannLabs Colorado. We may have further comment.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 8 of the Amendment to differentiate the business provided by the Company and the business conducted by CannLabs Colorado.

The Market, page 8

10.	Given that you are selling services to testing labs, and not selling marijuana, please revise to describe the market for the particular services that you provide. For example, if known, please disclose the number of labs which conduct marijuana testing.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 9 of the Amendment to describe the market for the particular services that the Company provides including, but not limited to, disclosure regarding the number of labs which currently conduct marijuana testing.

Intellectual Property, page 8

11.	Please revise to provide all of the information required by Item 101(h)(4)(vii) of Regulation S-K with respect to your licenses, including the duration of your agreement.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 6 of the Amendment to provide all of the information required by Item 101(h)(4)(vii) of Regulation S-K with respect to its licenses, including the duration of its agreement with CannLabs Colorado.

Marketing strategy, page 9

12.	Please revise to clarify where the company markets its services.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 10 of the Amendment to clarify where the Company markets its services.

Technology, page 9

13.	Please revise this section to be more specific about what type of technology Carbon Bond licenses to the CannLabs’ testing lab in Denver. So investors can better understand your business, please provide a general overview of how your technology works and what it allows the CannLabs to do.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 10 of the Amendment to be more specific about the type of technology Carbon Bond licenses to CannLabs Colorado’s testing lab in Denver, Colorado, including a general overview of how its technology works and what it allows CannLabs Colorado to do.

Government Regulation, page 10

14.	Given the extensive Federal regulation of the marijuana industry, please describe with greater specificity the actions you have taken to comply with the Cole Memo. Also, we note your disclose on page 9 that certain other labs are licensed and certified. Please revise this section to describe any licensing or certification requirements that apply or will likely apply to your planned operations or advise. See Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 11 of the Amendment to describe with greater specificity the actions it has taken to comply with the Cole Memo. In addition, the Company has revised its disclosure on page 9 of the Amendment to describe certain licensing and certification requirements that apply or will likely apply to its planned operations.

15.	Also, we note your risk factor on page 12 that you may have difficulty in accessing the banking system because of the nature of your business. Please revise to describe any steps which you have been required to take in order to access the banking system or advise.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 11 of the Amendment to describe the steps which the Company has been required to take in order to access the banking system.

Properties, page 10

16.	Please revise to address the material terms of the company’s lease.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 11 of the Amendment to address the material terms of the Company’s lease.

Risk Factors, page 11

17.	We note your disclosure on page 6 that under Colorado law, the holders of licenses for marijuana related businesses must be residents of the State of Colorado or all of the owners of an entity must be Colorado residents. Please tell us whether it would be a material risk to investors if Colorado regulators found that Cannlabs Colorado was not independent of your operations. If so, please revise your risk factors to disclose the risk.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 12 of the Amendment to disclose that it would be a material risk if Colorado regulators found that CannLabs Colorado was not independent of the Company’s operations.

“Our Plans Are Dependent Upon Key Individuals...,” page 13

18.  Please revise to further address your ability to retain key employees. For example, please expand this risk factor to describe whether you have any agreements with your key employees, including, to the extent material, your employees who have PhDs, as referenced on page 7.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 15 of the Amendment to further address its ability to retain key employees.

“We Have Not Paid Dividends In The Past..., page 17

19.  We note your disclosure on page 3 that your Series A Preferred Shares will carry an annual 8% per share cumulative dividend, payable when and if declared by the Board of Directors and prior and in preference to payment of any dividends on the common stock. Please revise this risk factor to include disclosure regarding the dividend preference of your Series A Preferred and its effect on your common stock holders.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 19 of the Amendment to include disclosure regarding the dividend preference of the Series A Preferred and its effect on the Company’s common stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

20.  Please revise to provide the information required by Items 303(a)(1) and (2) with respect to your liquidity and capital resources. When discussing your liquidity, please be sure to discuss the material terms of all of your outstanding loan agreements including your convertible promissory note and the loan agreements with your executive officers as described on page 27.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 24 of the Amendment to provide the information required by Items 303(a)(1) and (2) with respect to its liquidity and capital resources.

Business Overview, page 19

21.  Please expand this section to include an overview of the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Your MD&A should identify and address your key performance indicators and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your business. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties. For example, your risk factor disclosure on page 11 regarding how the costs of regulatory compliance will likely increase and will continue to increase your legal, accounting and financial compliance costs. Your MD&A should discuss such trends in the context of your business. Please provide revised disclosure in your amended filing. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350 (2003).

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 21 of the Amendment to include an overview of the most important matters on which management focuses in evaluating its financial condition and operating performance.

Results of Operations, page 21

22.  Please expand your results of operations to include a discussion of the reasons for the period-on-period changes in your results of operations. Please note that your MD&A should not be merely a restatement of financial statement information in a narrative form. For guidance, see SEC Interpretive Release No. 33-8350 (2003).

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on pages 23-24 of the Amendment to include a discussion of the reasons for the period-on-period changes in its results of operations.

Security Ownership of Certain Beneficial Owners and Management, page 24

23.  We note your disclosure on page 32 that your Series A Preferred shares votes with your common shares on an as-converted basis. Please revise your beneficial ownership table to reflect the ownership of your Series A Preferred, and the total percentage of beneficial ownership of your Common Shares as well as your Series A Preferred, combined. See Item 403.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has included the beneficial ownership of its Series A Preferred Shares on page 28 of the Amendment. Please note that due to the beneficial ownership limitations contained in the Certificate of Designation of the Series A Preferred, which was filed as Exhibit 3.1 to the Current Report on Form 8-K, the total percentage of beneficial ownership of our common shares combined with our Series A Preferred is identical.

24.  Please revise your beneficial ownership table to reflect all securities which may be converted within 60 days as required by Instruction 2 to Item 403 of Regulation S-K. For example we note that your Series A Preferred, Warrants and your convertible promissory note, as disclosed on pages 3 and 4, appear to be convertible at the holder’s option. Please revise to include these convertible securities within the table or advise us why such disclosure is not required pursuant to Rule 13d-3(d)(1). Although you disclose that the convertibility of your Series A Preferred is limited to 4.99% of your beneficial ownership, we are unable to find such a limitation on convertibility in the related Securities Purchase Agreement. In addition, it appears that the limitation on convertibility contained in your notes is able to be waived, at any time, at the option of the holder. Please revise to include the full amount of common shares underlying these securities in your beneficial ownership table or provide us with an analysis of why such disclosure is not required. For guidance, please refer to Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting C&DI Question No. 105.03.

Response:

The Company respectfully advises that both its outstanding Warrants and Series A Preferred shares contain binding provisions that limit the ownership of its common stock, which effectively eliminate the right of the holder to acquire convert or exercise such securities, if after giving effect to such conversion or exercise, the holder would hold in excess of 4.99% of our common stock . The holder is permitted to increase its ownership to 9.99% upon 60 days prior notice to the Company. Please note that the limitations on convertibility of the Series A Preferred shares are found in the Certificate of Designation of Series A Preferred, which was filed as Exhibit 3.1 to the Current Report on Form 8-K.

Directors and Executive Officers, page 25

Biographical Information, page 26

25.  Please revise this section to provide all of the information required by Item 401(e) of Regulation S-K. In particular, please provide each person's principal occupations and employment during each of the past five years. Also clarify each director’s experience and knowledge which led to the conclusion that they should serve as a director.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 29 of the Amendment to include all of the information required by Item 401(e) of Regulation S-K.

Director Compensation, page 27

26.  Please revise to address whether any compensation was awarded, earned, or paid to your directors during the last two completed fiscal years.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 31 of the Amendment to disclose that no compensation was awarded, earned or paid to its directors during the last two completed fiscal years.

Executive Compensation, page 27

27.  We note from your Form 8-K filed July 15, 2014 that you have an employment agreement with Mr. Mirken. Please revise to describe the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten. Refer to Item 402(o)(1) of Regulation S-K. Please file your employment agreements as exhibits to you Form 8-K.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 31 of the Amendment to include disclosure regarding the material terms of each named executive officer’s employment agreement or arrangement.

Certain Relationships and Related Party Transactions, and Director Independence, page 27

28.  We note the disclosure on page F-6 of the Notes to your Consolidated Financial statements that Carbon Bond and CannLabs are commonly managed. Given this, please provide the information required by Item 404(d) with respect to your arrangements with CannLabs or advise us why such disclosure is not required.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 32 of the Amendment to provide the disclosure required by Item 404(d) with respect to its arrangements with CannLabs Colorado.

29.  Please revise your disclosure to indicate when the three loans were made, how Ms. Murray and Mr. Kilts are related parties, the amounts outstanding as of the latest practicable date, the amount of principal paid during the last fiscal year and the amount of interest paid during the last fiscal year.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 32 of the Amendment to indicate when the three loans were made, how Ms. Murray and Mr. Kilts are related parties, the amounts outstanding as of the latest practicable date, the amount of principal paid during the last fiscal year and the amount of interest paid during the last fiscal year.

Recent Sales of Unregistered Securities, page 30

30.  Please revise your disclosure to indicate the amount of consideration received in the noted transactions.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 36 of the Amendment to indicate the amount of consideration received in the noted transactions.

31.  You indicate that the noted transactions were exempt from registration under Section 4(a)(2) of the Securities Act. Please revise to briefly state the facts relied upon to make the exemption available.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 36 of the Amendment to briefly state the facts relied upon to make the exemption under Section 4(a)(2) of the Securities Act available.

32.  We note from your financial statements certain other transactions in which securities were issued including the issuance of 200,000 options to an employee. Please revise to disclose all recent sales of unregistered securities as required by Item 701 of Regulation S-K.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 36 of the Amendment to disclose all recent sales of unregistered securities required by Item 701 of Regulation S-K.

33.  Please revise to provide the exemption from Securities Act registration relied upon for your note purchase agreement. Also, for your merger transaction, subsequent split off and note purchase agreement, please revise this section to state briefly the facts relied upon to make the each claimed exemption from registration available. See Item 701(d) of Regulation S-K.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 36 of the Amendment to provide the exemption from the Securities Act relied upon for the note purchase agreement. In addition, the Company has revised its disclosure in this section of the Amendment to briefly state the facts relied upon to make each claimed exemption from registration available.

34.  Where applicable, please provide the terms of conversion and use of proceeds for each of your recent sales of unregistered securities. See Items 701(e) and (f) of Regulation S-K.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has revised its disclosure on page 36 of the Amendment to provide, where applicable, the terms of conversion and use of proceeds for each of its recent sales of unregistered securities.

Exhibits

35.  Exhibits 10.1, 10.4, 10.7 appear to be missing attached schedules, exhibits, or annexes. Please refile these exhibits in their entirety.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff, the Company has refiled these exhibits in their entirety including all schedules, exhibits and annexes.

Exhibit 99.1 CannLabs, Inc. Audited Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

36.  On page 6 of your Business section, you disclose services provided include testing, consulting and research. Please expand your revenue recognition policy disclosures to also address your accounting policies for the consulting and research services provided. Please similarly revise your disclosures on page F-8 of Exhibit 99.3 and page 11 of your Form 10-Q for the period ended June 30, 2014.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff that it has revised its disclosure on pages 6 and F-8 of the Amendment to expand its revenue recognition policy disclosures. The Company also intends to file an amendment to its Form 10-Q for the period ended June 30, 2014 immediately following the filing of the Amendment in order to expand is revenue recognition policy disclosures.

Form 10-Q for the Period Ended June 30, 2014

Item 1. Financial Statements

37.  On page 8, you indicate Carbon Bond and CannLabs were under common control and appear to have applied the guidance in ASC 810-10-30-1, which requires that there be no remeasurement of the VIE’s assets and liabilities on the January 1, 2014 transaction date. As a result of this common control transaction, a change in reporting entity appears to have occurred. Please tell us how you considered the guidance in ASC 250-10-45-21, which requires retrospective combination of the entities for all periods presented. In the June 30, 2014 Form 10-Q, the December 31, 2013 balance sheet does not appear to have been retrospectively adjusted and retrospectively adjusted financial information for the comparable 2013 interim period has not been included. In addition, the financial statements and related financial information presented as of and for the years ended December 31, 2013 and 2012 and the three months ended March 31, 2014 have not been retrospectively adjusted in the Form 8-K/A filed August 15, 2014. Since the common control transaction occurred on January 1, 2014 and post-combination periods have been presented in both filings, please advise.

Response:

The Company respectfully advises that it did not rely on ASC 810-10-30-01. We did, however, rely on ASC 805-50-45-5, which states the following:

Financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information. All adjusted financial statements and financial summaries shall indicate clearly that financial data of previously separate entities are combined. However, the comparative information in prior years shall only be adjusted for periods during which the entities were under common control.

Since the entities were under common control as of January 1, 2014 and not prior, we believed under this guidance that comparative prior year information need not be adjusted.

We also believe that ASC 805-50-45-5 takes precedence in this case.

38.  Based upon your disclosures on page 8, it appears $28,702 was initially reflected on your balance sheet for the non-controlling interest in the VIE. However, the $28,702 net loss attributable to the non-controlling interest recorded for the three months ended March 31, 2014 reduced the non-controlling interest reflected on your balance sheet to zero. As indicated on page 17, the amounts earned from the VIE in the form of software licensing fees and administrative services fees are not tied to the VIE’s revenue or net income. Accordingly, please tell us how you determined the net loss attributable to non-controlling interests was $28,702 for the three months ended March 31, 2014 and zero for the three months ended June 30, 2014. Please also explain why the non-controlling interest reflected on your balance sheet is zero as of March 31, 2014 and June 30, 2014. If you stopped attributing losses to the non-controlling interest in the VIE, once the balance sheet amount was reduced to zero, please tell us the accounting guidance you are relying upon and explain to us how it applies in your fact pattern. Refer to ASC 810-1035-3 and ASC 810-10-45-21.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff that it has revised the Form 10-Q to reflect the losses of the noncontrolling interest in accordance with ASC 810-10-45-21. The Company also intends to file an amendment to its Form 10-Q for the period ended June 30, 2014 immediately following the filing of the Amendment .

Consolidated Balance Sheets, page 3

39.  Please tell us how you considered the guidance in SAB Topic 4:B, which requires your accumulated deficit to be reclassified to additional paid-in capital as of May 27, 2014 (the date you converted from a S corporation to a C corporation).

Response:

The Company respectfully advises that SAB Topic 4:B requires that undistributed earnings be included in the financial statements as additional paid-in capital. Since the company showed a deficit at May 27, 2014 we took the position that because it was not earnings it did not need to be included in additional paid in capital.

Consolidated Statements of Operations, page 4

40.  You disclose on page 14 that Series A Preferred Shares, which were outstanding during the period ended June 30, 2014, contain cumulative dividend rights. Please tell us how you considered ASC 260-10-45-11, which requires adjustment for both dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) in arriving at net income (loss) attributable to common stockholders. See also SAB Topic 6:B.

Response:

The Company respectfully advises that in response to the September 12, 2014 comments from the Staff that it has revised the Form 10-Q to reflect the dividends on cumulative preferred stock as a deduction from net income attributable to common stockholders in accordance with SAB Topic 6B and ASC 260-10-45-11. The Company also intends to file an amendment to its Form 10-Q for the period ended June 30, 2014 immediately following the filing of the Amendment .

Form 10-K for Speedsport Branding, Inc. for the fiscal year ended December 31, 2013

41.  Please amend your Form 10-K and any Forms 10-Q filed since the end of your last fiscal year to comply with the comments above, as applicable.

Response:

The Company respectfully advises that other than the amendment to the Form 10-Q for the period ended June 30, 2014, it has determined that no other amendments are necessary to comply with the Staff’s comments.

42.  Please amend your Form 10-K to provide the signature of your principal accounting officer or controller. See General Instruction D.2(a) to Form 10-K.

Response:

The Company respectfully advises that its Form 10-K for the fiscal year ending December 31, 2013 was signed by its former principal accounting officer, Timothy J. Koziol.

In responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (303) 309-0105.

Sincerely,

/s/ Scott McPherson

Scott McPherson

CannLabs, Inc.

Chief Financial Officer